Contact

www.linkedin.com/in/carlpalme
(LinkedIn)

Top Skills

Effectiveness
Gamification
Product Marketing

Languages

English
Spanish

Certifications

Pragmatic Marketing
Six Sigma Green Belt
HubSpot Inbound Marketing Certified

Carl Palme

Founder and CEO at Boundless Robotics | MassChallenge Boston 21
Boston, Massachusetts, United States

Summary

Product guy with a proven ability to work in fast-paced environments and comfortable with managing distributed teams on multiple projects. Over 10 years of experience managing highly technical products, projects, and teams on both Software and Hardware products.

Experience

Boundless Robotics
Founder + CEO
September 2019 - Present (3 years)
Greater Boston Area

Neurala
VP, Product Management
November 2018 - January 2020 (1 year 3 months)
Boston, Massachusetts, United States

Rethink Robotics
5 years 8 months

Director of Product Management
July 2017 - September 2018 (1 year 3 months)
Boston, MA

Our mission is to make robotics more accessible, usable and practical than they've ever been before. We're here to Rethink Robotics. We're redefining automation. And we want to help you rethink what's possible on your factory floor.

Sr. Product Manager
February 2013 - September 2018 (5 years 8 months)
Boston, Ma

DePuy Spine

Product Manager, MBA Intern

June 2011 - August 2011 (3 months)

• Identified the target market for a new product launch by using analytics and data mining

• Interviewed customers and sales force to determine key messaging and compelling value propositions

• Negotiated pricing between finance and sales by using customers perceived value of product

• Identified product trends by working closely with sales and research of market

Palme Precision Machining

Founder / President

September 2007 - July 2010 (2 years 11 months)

• Founded an innovative manufacturing and consulting company by designing a business model that enhanced the customer's experience from sourcing of raw material to delivery of finished product with the highest quality standards

• Managed multiple projects that included defining the customer requirements, sourcing the material, setting up the machinery, manufacturing the product, performing quality checks, and delivering to client sites

• Helped clients develop new products that would help them expand their growth options

• Fun things about starting a company: fund raising, project management, consulting, sales, team management, coaching, teaching, hiring, designing, innovating, and sale of company.

Aspect Medical Systems

Sr. Manufacturing Engineer

August 2005 - July 2007 (2 years)

• Involved in new product development, prototyping, and product introduction of medical devices

• Planned and managed the move of the automated manufacturing lines to a new facility

• Negotiated and communicated across departments in order to increase operational efficiency

• Managed multiple projects including product end-of-life and re-design of manufacturing operations

Ametek Aerospace

Manufacturing Engineer - Future Leaders Development Program
May 2004 - August 2005 (1 year 4 months)

• Led and managed the transition of three aerospace production lines from Massachusetts to a manufacturing facility in Mexico through the use of strong communication, negotiation, conflict management, and team work skills leading to an increase in production and a reduction in costs

Education

MassChallenge
Finalist - Boston - 2021 · (June 2021 - October 2021)

Boston University Graduate School of Management
MBA, Marketing · (2010 - 2012)

Boston University Graduate School of Management
M.S. Information Systems, Business Analytics · (2010 - 2012)

Boston University
B.S, Manufacturing Engineering · (2000 - 2004)